

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 20, 2007

Mr. James L. Tyler
Principal Financial Officer
The Reserve Petroleum Company
6801 N. Broadway, Suite 300
Oklahoma City, OK 73116

> **Re:** **The Reserve Petroleum Company**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 10-QSB for the quarter ended June 30, 2007**
> **Filed August 14, 2007**
> **File No. 0-8157**

Dear Mr. Tyler:

We have reviewed your Form 10-KSB for the fiscal year ended December 31, 2006 and Form 10-QSB for the quarter ended June 30, 2007 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2006

Item 1. Description of Business, page 3

1.   We note your disclosure in which you state that substantial amount of oil and gas revenue resulted from mineral property management. Please expand your disclosure to discuss what you refer to as mineral property management.

Item 2. Description of Property, page 6

2.   We note that you have provided certain data relating to your oil and gas properties. However, it does not appear that you have described your oil and gas properties at the level of detail required by Item 102 of Regulation S-K and Industry Guide 2. Specifically, you provide a general description of your overall properties rather than providing detailed information for individual properties of major significance. Please expand your disclosures accordingly, or explain to us why you believe no revision is necessary.

Management's Discussion and Analysis or Plan of Operation, page 8

Results of Operations, page 14

3.   We note that you participated in the drilling of sixteen development wells for the twelve months ended December 31, 2006. You also state that two of these development wells were deemed dry holes and charged to expense. Generally all costs incurred to drill and equip development wells are capitalized, regardless of whether the wells are successful or unsuccessful. Please consider the guidance in paragraph 22 of SFAS 19, and explain to us why you expensed rather than capitalized these development costs.

Financial Statements, page 20

Note 2 – Summary of Accounting Policies, page 28

Asset Retirement Obligation, page 30

4.   You state that the impact of SFAS 143 is immaterial to your financial statements. Please provide us with further information to support your basis for concluding it is not necessary to record an asset retirement obligation in accordance with this statement.

Mr. James L Tyler
The Reserve Petroleum Company
September 20, 2007
Page 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief